NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 30, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Exchange has been notified by the issuer of the stated securities that on November 30, 2017, Entergy New Orleans, Inc. (ENOI) completed a restructuring that resulted in the transfer of substantially all of the assets and operations of ENOI to a new entity, Entergy New Orleans, LLC (ENOL), which would ultimately be owned by an existing subsidiary holding company of Entergy Corporation. Upon completion of the internal restructuring, ENOL, as successor registrant, will hold substantially all of the assets, and will have assumed substantially all of the liabilities of ENOI, including the First Mortgage Bonds, 5.50% Series due April 1, 2066 (the '5.50% Series Bonds'). This Form 25 is being filed solely for the removal from registration on the Exchange of the 5.50% Series Bonds by ENOI and is not a termination of the continued listing and registration on the Exchange of the 5.50% Series Bonds by ENOL.